EXHIBIT 99.1: PRESS RELEASE
LDK Solar Reports Financial Results for the Second Quarter 2008
Xinyu City, China and Sunnyvale, California, August 11, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of solar wafers, today reported its unaudited financial results for the second quarter ended June 30, 2008.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Second Quarter 2008 Financial Highlights:
•	Revenue of $441.7 million, up 89.2% quarter-over-quarter;
•	Annualized wafer production capacity reached 880 MW by end of June;
•	Signed nine long-term wafer supply agreements year-to-date;
•	Total wafer shipments increased 60.8% to 191.7 MW during the quarter; and
•	Gross profit margin for the quarter was 25.4%.
Net sales for the second quarter of fiscal 2008 were $441.7 million, up 89.2% from $233.4 million for the first quarter of fiscal 2008, and up 345.9% year-over-year from $99.1 million for the second quarter of fiscal 2007.
Gross profit for the second quarter of fiscal 2008 was $112.3 million, up 73.9% from $64.6 million for the first quarter of fiscal 2008, and up 221.8% year-over-year from $34.9 million for the second quarter of fiscal 2007. Gross profit margin for the second quarter of fiscal 2008 was 25.4% compared with 27.7% in the first quarter of fiscal 2008 and 35.2% in the second quarter of fiscal 2007. Operating profit for the second quarter of fiscal 2008 was $100.3 million, up 90.9% from $52.5 million for the first quarter of fiscal 2008, and up 225.4% year-over-year from $30.8 million for the second quarter of fiscal 2007. Operating profit margin for the second quarter of fiscal 2008 was 22.7% compared with 22.5% in the first quarter of fiscal 2008 and 31.1% in the second quarter of fiscal 2007.
Income tax expense for the second quarter of fiscal 2008 was $13.3 million. One of our operating subsidiaries in the PRC, after the first two years of exemptions, is now subject to the tax rate of 12.5% under the PRC Enterprise Income Tax Law that became effective on January 1, 2008.
Net income for the second quarter of fiscal 2008 was $149.5 million, or $1.29 per diluted ADS, compared to net income of $49.8 million, or $0.45 per diluted ADS for the first quarter of fiscal 2008.
LDK Solar ended the second quarter of fiscal 2008 with $83.7 million in cash and cash equivalents and with $261.9 million in pledged bank deposits.
“We experienced substantial revenue growth during the second quarter as our wafer capacity expansion exceeded our expectations,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We were also pleased to introduce our first Nova wafers using Upgraded Metallurgical Silicon (UMG), which began shipping to certain customers, ahead of schedule during the quarter. Customer demand remains strong and we have signed nine long-term wafer supply agreements year-to-date, further diversifying our customer base. In response to our sales backlog, we are again raising our target annualized capacity to 1.2 GW by the end of 2008, 2.2 GW by the end of 2009 and 3.2 GW by the end of 2010.”
“We are pleased with our continued success of executing our growth strategies. In addition to our wafer capacity expansion, tremendous progress has been made to date on the construction of our polysilicon plants and the project remains on schedule,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the third quarter of fiscal 2008, LDK Solar estimates its revenue to be in the range of $486 million to $496 million with wafer shipments between 210 MW to 220 MW. LDK Solar also updated its outlook for the full year of fiscal 2008. For the full year of fiscal 2008, LDK Solar currently estimates:
•	Revenue to be in the range of $1.65 billion to $1.75 billion;

•	Wafer shipments in the range of 750 MW to 770 MW;
•	Gross margin in the range of 23% to 28%; and
•	Annualized wafer production capacity to be 1.2 GW by the end of 2008.
Conference Call Details
The LDK Solar Second Quarter 2008 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on Monday, August 11, 2008. To listen to the live conference call, please dial 800-366-3908 (within U.S.) or 303-205-0033 (outside U.S.) at 4:50 p.m. ET on August 11, 2008. An audio replay of the call will be available to investors through August 14, 2008, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11117794#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	6/30/2008	3/31/2008
Assets
Current assets
Cash and cash equivalents	83,742	93,705
Pledged bank deposits	261,934	142,086
Trade accounts receivable, net	34,964	8,905
Inventories, net	656,202	519,594
Prepayments to suppliers	253,806	206,330
Other current assets	48,830	39,187
Deferred income tax assets	1,307	658

Total current assets	1,340,785	1,010,465
Property, plant and equipment, net	705,784	501,078
Deposit for property, plant and equipments	222,400	200,725
Intangible asset, net	1,103	1,109
Land use rights	78,946	64,612
Inventories to be processed beyond one year, net	10,529	21,401
Prepayments to suppliers to be utilized beyond one year	20,538	20,534
Pledged bank deposits — non-current	33,444	30,020
Convertible senior notes issuance costs	10,530	—
Other financial assets	3,196	2,794
Deferred income tax assets	596	368

Total assets	2,427,851	1,853,106

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	375,634	313,933
Trade accounts payable	67,003	37,465
Advance payments from customers	242,962	231,089
Accrued expenses and other payables	166,994	137,525
Income tax payable	5,293	4,466
Other financial liabilities	6,213	7,577

Total current liabilities	864,099	732,055
Long-term bank borrowings, excluding current portions	99,158	37,795
Convertible senior notes	400,000	—
Advance payments from customers — non-current	364,706	301,313
Other liabilities	2,252	2,164

Total liabilities	1,730,215	1,073,327
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 106,478,033 shares issued and outstanding as of June 30, 2008 and March 31, 2008	10,648	10,648
Additional paid-in capital	238,555	494,358
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	84,340	60,214
Retained earnings	345,396	195,862

Total shareholders’ equity	697,636	779,779

Total liabilities and shareholders’ equity	2,427,851	1,853,106

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2008	3/31/2008
Net sales	441,665	233,399
Cost of goods sold	(329,372)	(168,831)

Gross profit	112,293	64,568
Selling expenses	(599)	(481)
General and administrative expenses	(10,956)	(11,185)
Research and development expenses	(437)	(371)

Total operating expenses	(11,992)	(12,037)

Income from operations	100,301	52,531
Other income/(expenses):
Interest income	1,698	1,326
Interest expense	(10,197)	(5,254)
Foreign currency exchange gain, net	5,823	5,339
Government subsidy	4,347	4,521
Change in fair value of prepaid forward contracts	60,028	—
Others	856	(126)

Income before income tax	162,856	58,337
Income tax (expenses)/benefit	(13,322)	(8,511)

Net income available to ordinary shareholders	149,534	49,826

Net income per ADS, Diluted	$1.29	$0.45

About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; its ability to operate as a public company; the period of time for which its current liquidity will enable it to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. This press release also contains forward looking statements about the progress of LDK Solar’s construction of its polysilicon plant. These statements are based on information available to its management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including, poor weather, the risk of labor difficulties, construction difficulties or financing difficulties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801